SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                              --------------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

         INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-
             1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)

                                (Amendment No.2)*
                      International Dispensing Corporation
                      ------------------------------------
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $.001 PER SHARE
                     ---------------------------------------
                         (Title of Class of Securities)

                                   459407 10 2
                                   -----------
                                 (CUSIP Number)

                              Martin R. Bring, Esq.
                    Wolf, Block, Schorr and Solis-Cohen LLP
                                 250 Park Avenue
                            New York, New York 10177
                             Tel. No. (212) 986-1116
                             -----------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                February 22, 2000
                                ----------------
             (Date of Event Which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

     Note. Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1 (a) for other parties to whom copies are to be sent.

                       (Continued on the following pages)

                               (Page 1 of 9 Pages)

--------
  * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

       The information required on the remainder of this cover page shall not be deemed to the "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP No. 459407 10 2                                         Page 2 of 9 Pages


1    NAME OF REPORTING PERSON S.S.
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     George Kriste

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

     (a)[ ] (b)[ ]

3    SEC USE ONLY


4    SOURCE OF FUNDS*

     PF

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]

6    CITIZENSHIP OR PLACE OF ORGANIZATION

     USA

7. NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SOLE VOTING POWER

     1,779,049

8. NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SHARED VOTING POWER

     0

9. NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SOLE DISPOSITIVE POWER

     1,779,049

10. NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SHARED DISPOSITIVE POWER

     0

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,779,049

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]


13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     16.1%

14   TYPE OF REPORTING PERSON*

     IN


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

    The Statement on Schedule 13D, dated November 3, 1999 as amended by Amendment No. 1 dated January 4, 2000, filed by George Kriste (the "Reporting Person") is amended as follows:

Item 3 is amended by adding the following to the end thereof:

"ITEM 3.          SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

    On February 22, 2000 the Reporting Person purchased 50.0 shares of the Company's Series B Redeemable Convertible Preferred Stock, par value $.001 per share ("Series B Stock"), for an aggregate purchase price of $100,000 which amount was paid with the Reporting Person's personal funds. The Series B Stock is immediately convertible into Common Stock initially at the rate of one share of Common Stock for each $.35 in liquidation value of the Preferred Stock converted. The conversion rate is subject to adjustment in certain circumstances."

Item 4 is amended in its entirety to read as follows:

"ITEM 4.          PURPOSE OF TRANSACTION.

    The Reporting Person acquired the Common Stock, Preferred Stock and Series B Stock for investment purposes only. The Reporting Person purchased the Preferred Stock from the Company on October 25, 1999 and December 15, 1999 and purchased the Series B Stock from the Company on February 22, 2000 pursuant to a Preferred Stock Subscription Agreement dated as of September 23, 1999 among the Company and certain investors, including the Reporting Person (collectively, the "Investors"), as amended by Amendment No. 1 thereto, dated as of October 25, 1999, Amendment No. 2 thereto, dated December 15, 1999 and Amendment No. 3 thereto, dated February 22, 2000 (collectively, the "Subscription Agreement").

    Pursuant to the Subscription Agreement the Investors purchased an aggregate of 560 shares of Preferred Stock and an aggregate of 440 shares of Series B Stock. The Investors do not have any further commitment to purchase any securities of the Company.

    The holders of Preferred Stock and Series B Stock are entitled to receive cumulative dividends at the rate of 12% per year. In the discretion of the Company, the dividends may be paid in cash, in additional shares of Preferred Stock or Series B Stock, as the case may be, or any combination of the foregoing.

    The holders of Preferred Stock, voting as a separate class, are entitled to elect one director of the Company. In addition, the holders of Preferred Stock and Series B Stock are entitled to vote on all matters (including elections of directors) together with the holders of the Common Stock with each share of Preferred Stock and Series B Stock having the number of votes equal to the number of whole and fractional shares of Common Stock into which such share is then convertible (as of the date hereof each share of Preferred Stock would have approximately 9,091 votes and each share of Series B Stock would have approximately 5,714 votes).

    Except as set forth herein, the Reporting Person has no plans or proposals which would relate to or result in:

                       (Continued on the following pages)

                               (Page 3 of 9 Pages)

    (a) The acquisition by any person of additional securities of the Company, or the disposition of securities of the Company;

    (b)   An   extraordinary   corporate   transaction,   such   as  a   merger,
          reorganization or liquidation, involving the Company or any of its subsidiaries;

    (c) A sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

    (d) Any change in the present board of directors or management of the Company, including any plans or proposals to change the number or terms of directors or to fill any existing vacancies on the board;

    (e) Any material change in the present capitalization or dividend policy of the Company;

    (f) Any other material change in the Company's business or corporate structure;

    (g) Changes in the Company's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

    (h) Causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

    (i) A class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or

    (j)   Any action similar to any of those enumerated above."

Item 5 is amended to read in its entirety as follows:

"ITEM 5.          INTEREST IN SECURITIES OF THE ISSUER.

         (a) As of the date hereof, the Reporting Person may be deemed to beneficially own 1,779,049 shares of the Company's Common Stock which represents approximately 16.1% of the Company's outstanding common stock.

         (b) The Reporting Person has sole voting and investment power with respect to the 1,779,049 shares of Common Stock referred to herein.

         (c) No transactions in the Common Stock were effected during the past sixty days by the Reporting Person except that on February 22, 2000, the Reporting Person purchased directly from the Company 50.0 shares of Series B Stock at a price of $2,000 per share. Such shares of Series B Stock are currently convertible into 285,714 shares of Common Stock.

         (d) Not applicable.

                       (Continued on the following pages)

                               (Page 4 of 9 Pages)

         (e)  Not applicable."

Item 6 is amended to read in its entirety as follows:

"ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

    Not applicable."

Item 7 is amended by adding the following:

ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS.

    5.   Amendment   No.  3,  dated   February  22,  2000  to   Preferred  Stock
         Subscription Agreement between the Company and the Investors.

                       (Continued on the following pages)

                               (Page 5 of 9 Pages)

                                    SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.



                                                          February 28, 2000
                                                          -----------------
                                                                (Date)

                                                          /s/ George Kriste
                                                          --------------------
                                                             George Kriste






                       (Continued on the following pages)

                               (Page 6 of 9 Pages)

                                    Exhibit 5

                                February 22, 2000

International Dispensing Corporation
2500 Westchester Avenue, Suite 304
Purchase, New York 10574

Gentlemen:

         Reference is made to the Preferred Stock Subscription Agreement dated as of September 23, 1999, as amended by Amendment No. 1 thereto, dated as of October 25, 1999 and Amendment No. 2 thereto dated December 15, 1999 by and among Gregory B. Abbott ("Gregory Abbott"), George Kriste ("Kriste"), Louis A. Simpson ("Simpson"), Gary Allanson ("Allanson"), George Abbott ("George Abbott") and International Dispensing Corporation (the "Company")(collectively, the "Purchase Agreement"). Unless otherwise defined herein, capitalized terms used herein have the meanings ascribed to them in the Purchase Agreement.

         This will confirm the agreement of the undersigned and the Company as follows:

         Reed Slatkin ("Slatkin"), whose address is 890 North Kellogg Avenue, Santa Barbara, California 93111, hereby agrees to become a party to the Purchase Agreement as an Investor and, by his signature below, shall as of the date hereof be deemed to have made all of the representations and agreements made by each Investor in the Purchase Agreement as if he were an original signatory thereof.

         The Company has designated a new series of preferred stock called Series B Redeemable Convertible Preferred Stock ("Series B Stock"). The Series B Stock has the same rights and preferences as the Series A Redeemable Convertible Preferred Stock of the Company ("Series A Stock"), except that the Series B Stock shall not have a right to elect a separate director and the initial conversion price at which Series B Stock may be converted into Common Stock shall be $.35 per share rather than the $.22 per share initial conversion price applicable to the Series A Stock.

         The Investors and the Company hereby agree that in lieu of the purchase by the Investors of the remaining 440,000 shares of Series A Stock that the Investors committed to purchase pursuant to the Purchase Agreement, on the date hereof the Company shall issue and sell to each Investor and each Investor shall purchase for $2,000 per share from the Company, upon all of the other terms and conditions set forth in the Purchase Agreement, the number of shares of Series B Stock set forth opposite the name of such Investor below. The purchase price shall be paid by

International Dispensing Corporation
February 22, 2000
Page 2

wire transfer on the date hereof to the Company's bank account of immediately available funds pursuant to wire transfer instructions previously given to each of the Investors.

                               Shares of Series B
Name of Investor                 Stock Purchased             Purchase Price
----------------                 ---------------             --------------
Gregory Abbott                         97.5                     $195,000
Slatkin                                97.5                     $195,000
Simpson                                97.5                     $195,000
George Abbott                          97.5                     $195,000
Kriste                                 50.0                     $100,000
Allanson                                0                             $0


         Each   Investor   reaffirms   as  of  the  date   hereof   all  of  the
representations and agreements made by such Investor in the Purchase Agreement.

         The Company reaffirms as of the date hereof all of the representations and agreements made by the Company in the Purchase Agreement, except that as of the date hereof, prior to the purchases being made hereby, an aggregate of 560 Shares of Series A Stock are issued and outstanding and no shares of Series B Stock are issued or outstanding.


                                                        Very truly yours,


                                                        /s/ Gregory Abbott
                                                        ------------------------
                                                        Gregory Abbott

                                                        /s/ George Kriste
                                                        ------------------------
                                                        George Kriste

                                                        /s/ Louis A. Simpson
                                                        ------------------------
                                                        Louis A. Simpson

International Dispensing Corporation
February 22, 2000
Page 3


                                                        /s/ Gary Allanson
                                                        ------------------------
                                                        Gary Allanson

                                                        /s/ George Abbott
                                                        ------------------------
                                                        George Abbott

                                                        /s/ Reed Slatkin
                                                        ------------------------
                                                        Reed Slatkin



AGREED TO:

INTERNATIONAL DISPENSING
  CORPORATION

By: /s/ Gary Allanson
    -----------------
    Gary Allanson
    President